Mail Stop 3561

June 30, 2006

<u>By U.S. Mail</u>

Mr. Robert Flexon
Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

> **Re: NRG Energy, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 7, 2006**
> **File No. 1-15891**

Dear Mr. Flexon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant